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                                                                       Exhibit 8

MILBERG WEISS BERSHAD                               [ILLEGIBLE]
 HYNES & LERACH LLP                                    FILED
WILLIAM S. LERACH (68581)                       2000 NOV 13 PM 4:04
DARREN J. ROBBINS (168593)                        KIRI TORRE, CEO
600 West Broadway, Suite 1800                  SUPERIOR COURT OF CA.
San Diego, CA 92101                             CO. OF SANTA CLARA
Telephone: 619/231-1058                        By /s/               DEPUTY
                                                 -------------------
KIRBY, McINERNEY & SQUIRE, LLP                   Frances Tong-Miller
JEFFREY H. SQUIRE
830 Third Avenue, 10th Floor
New York, NY 10022
Telephone: 212/317-2300


Attorneys for Plaintiff

                   SUPERIOR COURT OF THE STATE OF CALIFORNIA

                             COUNTY OF SANTA CLARA

SIDNEY OLMSTED, On Behalf of Himself and    )  BY FAX
All Others Similarly Situated,              )           CV793923
                              Plaintiff,    )  Case No.
                                            )
     vs.                                    )  CLASS ACTION
                                            )
ADAC LABORATORIES, R. ANDREW                )  COMPLAINT FOR BREACH OF
ECKERT, STANLEY D. CZERWISNKI               )  FIDUCIARY DUTY
DENNIS R. RANEY, F. DAVID ROLLO,            )
EDMUND H. SHEA, JR. DONALD E.               )
FOWLER, and DOES 1-25, inclusive,           )
                             Defendants.    )
--------------------------------------------)  DEMAND FOR JURY TRIAL


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              CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

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      Plaintiff, by his attorneys, alleges as follows:

                                  INTRODUCTION

      1. This is a shareholder class action on behalf of the public stockholders of ADAC Laboratories ("ADAC" or the "Company") against ADAC and its Board of Directors arising out of an offer to purchase the outstanding shares of ADAC in a deal valued at $426 million. On November 13, 2000, Royal Philips Electronics ("Philips") offered to purchase the remaining outstanding shares of ADAC for $18.50 per share.

      2. Each of the defendants has directly violated their fiduciary duty of care owed to the public shareholders of ADAC. Absent judicial intervention, the merger will be consummated which will result in irreparable injury to plaintiff and the Class. This action seeks to enjoin the unreasonable steps taken by defendants, including the defendants' decision to enter into the merger agreement without seeking higher offers from other potential acquirers.

                             JURISDICTION AND VENUE

      3. This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, ss.10, because this case is a cause not given by statute to other trial courts.

      4. This Court has jurisdiction over each of the defendants because they conduct business in, reside in and/or are citizens of California. Certain of the defendants are citizens of California, including defendant ADAC, which has its principal place of business in this state. The amount in controversy of plaintiff's claim exclusive of interest and costs is less than $75,000. Venue is proper in this Court because defendants' wrongful acts arose in and emanated from this county.

                                    PARTIES

      5. Plaintiff Sidney Olmstead is a resident and citizen of New York and at all times relevant hereto has been a stockholder of ADAC.

      6. Defendant ADAC is a California corporation with its principal executive offices located at 540 Alder Drive, Milpitas, California. ADAC is a Milpitas-based company that designs, develops, manufactures, sells and services medical imaging equipment and radiation therapy planning and healthcare information software systems used in hospitals and clinics worldwide.


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              CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY
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ADAC's common shares are publicly traded on the NASDAQ. ADAC has over 20 million shares outstanding held by thousands of shareholders.

7. Defendant R. Andrew Eckert ("Eckert") is the Chairman of the Board of Directors and Chief Executive Officer of ADAC.

8. Defendant Stanley D. Czerwinski ("Czerwinski") has served as a director of ADAC since 1991.

9. Defendant Dennis R. Raney ("Raney") has served as a director of ADAC since March 1999.

10. Defendant F. David Rollo ("Rollo") has served as a director of ADAC since 1991.

11. Defendant Edmund H. Shea, Jr. ("Shea") has served as a director of ADAC since 1987.

12. Defendant Donald E. Fowler ("Fowler") has served as a director of ADAC since March 2000.

13. The defendants named in (Paragraphs)7-12 are sometimes collectively referred to herein as the "Individual Defendants."

14. The true names and capacities of defendants sued herein under California Code of Civil Procedure ss.474 as Does 1 through 25, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants' true names and capacities when they are ascertained. Each of the fictitously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

15. By virtue of their positions as directors and/or officers of ADAC, the individual Defendants have, and all relevant times had; the power to control and influence, and did control and influence and cause ADAC to engage in the practices complained of herein.

                 FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

16. By reason of the above Individual Defendants' positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public


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              CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY
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stockholders of ADAC and owe plaintiff and the other members of the Class a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure.

      17. The claims are brought under state laws which require every corporate director to act in good faith, in the best interests of a corporation's shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control (particularly when it involves a decision to eliminate the shareholders' equity investment in a company), the applicable state law requires the directors to take all steps reasonably required to maximize the value shareholders will receive. To diligently comply with this duty, the directors of a corporation may not take any action that:

            (a) adversely affects the value provided to the corporation's shareholders;

            (b) contractually prohibits them from complying with or carrying out their fiduciary duties;

            (c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

            (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders.

      18. As described herein, the Individual Defendants have breached their fiduciary duties by taking actions designed to halt any other offers and deter higher offers from other potential acquirers so to protect the interests of defendants at the expense of ADAC's shareholders. Defendants cannot possibly fulfill their fiduciary obligations after implementing provisions which disable them from maximizing shareholder value. The Individual Defendants have breached their fiduciary obligation to act reasonably and establish a "level playing field" for all potential bidders such that ADAC shareholders will benefit from fair competition to acquire the Company.

                            CLASS ACTION ALLEGATIONS

      19. Plaintiff brings this action pursuant to ss. 382 of the California Code of Civil Procedure on his own behalf and as a class action on behalf of all holders of ADAC common stock, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the


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              CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY
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Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

      20. This action is properly maintainable as a class action.

      21. The Class is so numerous that joinder of all members is impracticable. There are over 20 million shares of ADAC stock issued. The shares trade on the NASDAQ and thousands of ADAC stockholders of record are located throughout the United States.

      22. Questions of law and fact are common to the Class and predominate over questions affecting any individual Class members. The common questions include, inter alai, the following:

            (a) whether the defendants breached their fiduciary duties of care, loyalty and/or candor owed by them to plaintiff and the other members of the Class in connection with the proposed sale of ADAC;

            (b) whether the defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the proposed sale of ADAC;

            (c) whether the defendants have, in bad faith or for improper motives, erected and/or retained barriers to discourage other offers for the Company or its assets;

            (d) whether plaintiff and other members of the Class would be irreparably damaged were the provisions and conduct detailed herein allowed to persist; and

            (e) whether the compensation to be paid to plaintiff and the Class is unfair and inadequate.

23. The defendants have acted or refused to act on grounds generally applicable to the Class thereby making appropriate final injunctive relief with respect to the Class as a whole.

24. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests if the Class.


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              CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY
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      25. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.

      26. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this controversy.

                        BACKGROUND TO THE PROPOSED MERGER

       27. ADAC is engaged in the designing, engineering and manufacturing of medical imaging equipment and radiation therapy planning and healthcare information software systems used in hospitals and clinics worldwide. ADAC's Medical Systems business designs, develops, manufacturers, sells and services nuclear medicine cameras and related computer systems capable of performing singley photon imaging and positron emission tomography imaging. Its Radiation Theraphy Products business unit designs, develops, markets and supports turnkey radiation therapy planning systems that assist hospital radiation oncology departments and cancer treatment centers in planning patient treatments and its Health Care Information Systems business unit designs, develops, markets, sells and supports integrated solutions consisting of computer equipment and software applications that offer healthcare providers the necessary tools to process and archive patient and clinical information. After resolving business problems that came to a head in mid-1999, by the fall of 2000, ADAC's efforts to grow the business and its shareholders' investment in ADAC were just beginning to pay off as it was successfully bringing new products to market and generating strong cash flows.

      28. On November 2, 2000, ADAC announced that its fourth quarter (ended October 1, 2000) revenue had increased by 9% from $73.8 million in the fourth quarter of fiscal 1999 to $80.8 million. ADAC also announced that it had fourth quarter net income of $4.9 million compared to a loss in the prior year fourth quarter. Commenting on the fourth quarter results, defendant Eckert stated:

            "Fiscal 2000 was a turnaround year for our company," said R. Andrew Eckert, chairman and chief executive officer. We have executed well in bringing new products to market, generated strong operating cash flow of $50 million before the litigation expense, and narrowed our focus to the core business we know best. The divestiture of our HCIS business is an important move for our company as it will free up important resources to continue our drive towards leadership in the rapidly


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              CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY
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      growing and profitable positron emission tomography (PET) imaging segment of the diagnostic imaging marketplace.

            "In addition, we continued to make investments to expand our product portfolio, investments that we believe will improve our competitive position across each of our business lines," Mr. Eckert noted. "Last June, we announced our C-PET Plus system, which offers faster PET imaging and improved imaging quality. We also announced that we are continuing development of our next-generation PET system, a work-in-process based on Gadollinium Oxyortho Silicate (GOS), that we believe will offer very high performance and will be useful in clinical and research applications."

            Mr. Eckert concluded, "We enter fiscal 2000 fully focused on nuclear medicine, PET, and radiation therapy products. We have a strong team in place and technologically advanced products which we believe will allow us to make further progress.

      29. On November 3, 2000, just 10 days prior to the announcement of the merger, ADAC's stock was upgraded by Chase H&Q to "Buy."

                            THE PROPOSED ACQUISITION

      30. In or about October of 2000, ADAC and Philips entered into merger negotiations wherein the Individual Defendants provided to Philips certain proprietary information about the Company and the Company's prospects which has not been disclosed to the Company's shareholders.

      31. On November 13, 2000, ADAC announced that it had entered into a merger agreement with Philips, for Philips to acquire, via a tender offer, all the outstanding shares of ADAC for approximately $426 million dollars or $18.50 per share.

      32. The proposed acquisition price is at a discount to where ADAC stock was trading less than six weeks prior to the announcement of the merger. In fact, ADAC's stock traded as high as $18.50 on November 10, 2000, prior to the announcement of the merger.

      33. The price of $18.50 per share which Philips proposes to pay to Class members is grossly unfair and inadequate because, among other things:

            (a) The announcement of the proposed merger was made at a time when the Company's stock price was trading below where it had traded less than six weeks prior; and

            (b) The defendants timed the announcement of the merger to place an artificial cap on the price for ADAC's stock to enable them to acquire the stock at the lowest possible price.


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              CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY
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      34. If the acquisition is consummated, plaintiff and the other members of the Class will no longer own shares in a "growth" company, but rather will be cashed out of their ADAC shares for just $18.50 per share.

      35. The shareholders have been denied the fair process and arm's-length negotiated terms to which they are entitled in a sale of their Company. The officers and directors are obligated to maximize shareholder value, not structure a preferential deal for themselves where they will receive "change-of-control" payments following the consummation of this proposed merger.

      36. The director defendants are obligated to maximize the value of ADAC to the shareholders. The Class members are being deprived of their right to a fair and unbiased process to sell the Company, and the opportunity to obtain maximum value and terms for their interests, without preferential treatment to the insiders.

      37. By reason of their positions with ADAC, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of ADAC, and especially the true value and expected increased future value of ADAC and its assets, which they have not disclosed to ADAC's public shareholders.

      38. The Individual Defendants failed to conduct a market check or otherwise ensure that ADAC shareholders obtained the highest value reasonably available prior to entering into the merger agreement.

                                CAUSE OF ACTION

                      Breach Of Fiduciary Duty Of Loyalty
                      And Due Care Against All Defendants

      39. Plaintiff repeats and realleges each allegation set forth herein.

      40. The Individual Defendants have thus far failed to announce any active auction, open bidding, or other procedures best calculated to maximize shareholder value. Instead of attempting to obtain the highest price reasonably available for ADAC's shareholders, the Individual Defendants have taken actions that will only serve to inhibit the maximization of shareholder value.

      41. The Individual Defendants were and are under a duty;


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              CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY
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            (a) to fully inform themselves of the market value of ADAC before taking, or agreeing to refrain from taking, action;

            (b) to act in the interests of the equity owners;

            (c) to maximize shareholder value;

            (d) to obtain the best financial and other terms when the Company's independent existence will be materially altered by a transaction; and

            (e) to act in accordance with their fundamental duties of due care and loyalty.

      42. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme, or in breach of their fiduciary duties to plaintiff and the other members of the Class, are implementing and abiding by a process that will deprive plaintiff and other members of the Class of the true value of their investment in ADAC.

      43. ADAC shareholders will, if the defendants' actions are allowed to stand, be deprived of the opportunity for substantial gains the plaintiff and Class members may realize if an active auction or open bidding process is allowed to occur.

      44. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other ADAC public shareholders.

      45. In light of the foregoing, plaintiff demands that the Individual Defendants, as their fiduciary obligations require, immediately:

      o Undertake an independent evaluation of ADAC's worth as an acquisition candidate.

      o Rescind any and all provisions that inhibit the maximization of shareholder value.

      o Implement an active auction or open bidding process in order to maximize shareholder value.

      o Retain independent advisors and appoint a truly independent committee so that the interests of ADAC's public shareholders will be protected and any subsequent offers will be considered and negotiated in the interest of ADAC's public stockholders.

      46. As a result of the defendants' failure to take such steps to date, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.


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              CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY
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      47. Defendants are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are continuing to breach their fiduciary duties to plaintiff and the members of the Class.

      48. As a result of the defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive fair value for ADAC's assets and business and will be prevented from obtaining the real value of their equity ownership in ADAC. Unless the defendants' actions are enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and will engage in a process that inhibits the maximization of shareholder value.

      49. Plaintiff and the other members of the Class have no adequate remedy at law.

                                     PRAYER

      WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in plaintiff's favor and in favor of the Class and against defendants as follows:

      A. Declaring that this action is properly maintainable as a class action;

      B. Declaring and decreeing that the Philips merger agreement was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

      C. Enjoining defendants from proceeding with the Philips merger agreement and tender offer;

      D. Enjoining defendants from consummating the merger, or a business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company;

      E. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

      F. Awarding plaintiff and the Class appropriate damages;

      G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

      H. Granting such other and further relief as this Court may deem just and proper.


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              CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

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                                  JURY DEMAND

      Plaintiff demands a trial by jury.

DATED: November 13, 2000                        MILBERG WEISS BERSHAD
                                                HYNES & LERACH LLP
                                                WILLIAM S. LERACH
                                                DARREN J. ROBBINS

                                                     /s/ Darren J. Robbins
                                                --------------------------------
                                                         DARREN J. ROBBINS

                                                600 West Broadway, Suite 1800
                                                San Diego, CA 92101
                                                Telephone: 619/231-1058

                                                KIRBY, McINERNEY & SQUIRE, LLP
                                                JEFFREY H. SQUIRE
                                                830 Third Avenue, 10th Floor
                                                New York, NY 10022
                                                Telephone: 212/317-2300

                                                Attorneys for Plaintiff


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              CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY